Exhibit 99.1

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014, AS AMENDED (“MAR”).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

20 May 2026

VEON MidCo B.V. Announces Upsize of Tender Offer

On 18 May 2026, VEON MidCo B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands (the “Company”), announced its invitation to the holders of its outstanding U.S.$1,013,973,000 3.375 per cent. Notes due 2027 issued by the Company and guaranteed by VEON Amsterdam B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands (the “Guarantor”) (Regulation S Global Note ISIN: XS2824764521, Rule 144A Global Note ISIN: XS2824766146) (the “Notes”) to tender such outstanding Notes for cash subject to the satisfaction or waiver of the New Financing Condition (as defined in the Tender Offer Memorandum (as defined below)) and the other conditions described in the tender offer memorandum dated 18 May 2026 (the “Tender Offer Memorandum”) prepared by the Company (such invitation, the “Tender Offer”).

Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

The Company announces today that it has increased the Maximum Aggregate Purchase Price from the previously announced amount of U.S.$750,000,000 to U.S.$875,000,000 and, accordingly, the Company proposes to accept Notes validly tendered in an amount up to U.S.$875,000,000 in aggregate Purchase Price of the Notes (and all references in the Tender Offer Memorandum to the Maximum Aggregate Purchase Price shall be deemed to be amended to such increased amount).

For the avoidance of doubt, the Maximum Aggregate Purchase Price is subject to further adjustment as set out in the Tender Offer Memorandum. The Maximum Aggregate Purchase Price excludes any accrued and unpaid interest (such interest will be paid in addition to the Purchase Price).

The other terms of the Tender Offer remain unchanged. A summary of certain terms of the Tender Offer is set out below:

Description of the Notes	ISIN	Outstanding Principal Amount of Notes as at the date of the Tender Offer Memorandum	Early Tender Offer Purchase Price (per U.S.$1,000 in principal amount of Notes accepted for purchase)	Tender Offer Purchase Price (per U.S.$1,000 in principal amount of Notes accepted for purchase)	Maximum Aggregate Purchase Price
U.S.$1,013,973,000 3.375 per cent. Notes due 2027	Regulation S Global Note ISIN XS2824764521 Rule 144A Global Note ISIN XS2824766146	U.S.$1,010,973,000	U.S.$987.50 (the “Early Tender Offer Purchase Price”)	U.S.$957.50 (the “Tender Offer Purchase Price” and, together with the Early Tender Offer Purchase Price, the “Purchase Price”)	Subject to adjustment as set out herein, U.S.$875,000,000 in aggregate Purchase Price of the Notes (excluding any accrued and unpaid interest)

This announcement is to be read together with the Tender Offer Memorandum. Holders should read carefully the Tender Offer Memorandum for full details of the Tender Offer, including information on the procedures for participating in the Tender Offer.

The Tender Offer is subject to the offer and distribution restrictions set out below and as more fully described in the Tender Offer Memorandum.

Further Information

All documentation relating to the Tender Offer and any updates will be available via the Tender Offer Website: https://debtxportal.issuerservices.citigroup.com.

A complete description of the terms and conditions of the Tender Offer is set out in the Tender Offer Memorandum. Questions and requests for assistance in connection with the: (i) Tender Offer may be directed to the Dealer Managers; and (ii) delivery of the Tender Instruction may be directed to the Information and Tender Agent, in each case, at their respective addresses and telephone numbers set out below. Additional copies of the Tender Offer Memorandum and other related materials may be obtained from the Information and Tender Agent at its address and telephone numbers as set out below. Beneficial owners may also contact their brokers, dealers, custodian banks, depositories, trust companies or other nominees through which they hold the Notes with questions and requests for assistance.

Before making a decision with respect to the Tender Offer, Holders should carefully consider all of the information in the Tender Offer Memorandum and, in particular, the information contained in the section entitled “Risk Factors and Other Important Information”.

This announcement is released by the Company and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014, encompassing information relating to the Tender Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Anand Ramachandran, Chief Corporate Development Officer of the Company.

Contact Information

Dealer Managers

Barclays Bank Ireland PLC

One Molesworth Street

Dublin 2

Ireland D02 RF29

Telephone (in Europe):	+44 20 3134 8515
Telephone (in United States) – toll-free:	+1 800 438 3242
Telephone (in United States) – collect:	+1 212 528 7581
Email:	eu.lm@barclays.com
Attention:	Liability Management Group

Citigroup Global Markets Europe AG

Börsenplatz 9

60313 Frankfurt am Main

Germany

Telephone (in Europe):	+44 20 7986 8969
Telephone (in United States) – toll-free:	+1 800 558 3745
Telephone (in United States) – collect:	+1 212 723 6106
Email:	liabilitymanagement.europe@citi.com
Attention:	Liability Management Group

Information and Tender Agent

Citibank, N.A., London Branch

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Telephone:	+44 20 7508 3867
Email:	citiexchanges@citi.com
Attention:	Exchanges Team

DISCLAIMER: This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the action it should take, such Holder is recommended to immediately seek its own financial advice, including tax advice relating to the consequences resulting from the Tender Offer, from its stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offer. None of the Company, the Dealer Managers or the Information and Tender Agent, or any director, officer, employee, agent or affiliate of any such person, is acting for any Holder or will be responsible to any Holder for providing any protections which would be afforded to its clients or for providing advice in relation to the Tender Offer, and, accordingly, none of the Company, the Dealer Managers or the Information and Tender Agent or any of their respective directors, officers, employees, agents or affiliates makes any recommendation whatsoever regarding the Tender Offer, or any recommendation as to whether Holders should tender their Notes for purchase pursuant to the Tender Offer.

OFFER AND DISTRIBUTION RESTRICTIONS

Neither this announcement nor the Tender Offer Memorandum constitutes an invitation to participate in the Tender Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. In certain jurisdictions, the distribution of this announcement and/or the Tender Offer Memorandum may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

General

Neither this announcement nor the Tender Offer Memorandum or the electronic transmission thereof constitutes an offer to buy any securities or the solicitation of a Tender Instruction in any jurisdiction in which such offer or solicitation is unlawful, and Tender Instructions by Holders originating from any jurisdiction in which such offer or solicitation is unlawful will be rejected. In those jurisdictions where the securities laws, “blue sky” laws or other applicable laws require the Tender Offer to be made by a licensed broker or dealer and any Dealer Manager or any of its respective affiliates is such a licensed broker or dealer in such jurisdiction, the Tender Offer shall be deemed to be made on behalf of the Company by such Dealer Manager or affiliate (as the case may be) in such jurisdiction and the Tender Offer is not made in any such jurisdiction where either a Dealer Manager or any of its affiliates is not licensed. Neither the delivery of this announcement or the Tender Offer Memorandum nor any purchase of Notes shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information herein or in the Tender Offer Memorandum is correct as of any time subsequent to the date hereof or thereof.

Each Holder participating in the Tender Offer will be deemed to give certain representations in respect of the jurisdictions referred to below, and generally, on submission of a Tender Instruction in the Tender Offer. Any submission of a Tender Instruction pursuant to the Tender Offer from a Holder that is unable to make these representations may be rejected. Each of the Company, the Dealer Managers and the Information and Tender Agent reserves the right, in its absolute discretion, to investigate, in relation to any Tender Instruction, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender may be rejected.

United Kingdom

This announcement, the Tender Offer Memorandum and any other documents or materials relating to the Tender Offer (including memoranda, information circulars, brochures or similar documents) have not been approved by an authorised person in the United Kingdom for the purposes of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials relating to the Tender Offer are not being distributed to, and must not be passed onto, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to, and may only be acted upon by, those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, (as amended) (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the “relevant persons”). This announcement and the Tender Offer Memorandum are only available to relevant persons and the transactions contemplated herein will be available only to, and engaged in only with, relevant persons. This announcement and the Tender Offer Memorandum must not be relied or acted upon by persons other than relevant persons.

No person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the securities other than in circumstances in which Section 21(1) of the FSMA does not apply.

France

The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”) other than to qualified investors (investisseurs qualifiés) as referred to in Article L.411-2 1° of the French Code monétaire et financier and defined in Article 2(e) of Regulation (EU) 2017/1129 (as amended). Neither this announcement nor the Tender Offer Memorandum or any other documents or materials relating to the Tender Offer have been or shall be distributed in France other than to qualified investors (investisseurs qualifiés) and only qualified investors (investisseurs qualifiés) are eligible to participate in the Tender Offer. This announcement, the Tender Offer Memorandum and any other document or material relating to the Tender Offer have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Tender Offer, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Tender Offer have been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Tender Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Holders or beneficial owners of the Notes may tender some or all of their Notes pursuant to the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.

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